LICENSE TERMINATION AGREEMENT

THIS LICENSE TERMINATION AGREEMENT (“Termination Agreement”) is entered into on July 16, 2025 and effective as of February 12, 2023 (“Termination Date”) by and between GATC Health Corp, a Wyoming corporation having offices located at 13894 S. Bangerter Parkway, Suite 200, Draper Utah 84820 (“GATC” or “Licensor”) and AI Naturals, a Wyoming corporation having offices located at 2030 Main Street, Suite 1300, Irvine California 92614 (“Client” or “Licensee”) in order to effectuate the termination of the license and agreements set forth below. GATC and Client are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties” to this Termination Agreement and the other agreements listed below.

RECITALS

WHEREAS, the Parties executed an original License Agreement (“License Agreement”) dated July 24, 2020, pursuant to which GATC, as Licensor, licensed to Client, as Licensee, the application of MAT to cannabis recommendations (“Original Licensed Technology”) for the territories of the United States, Australia, and other jurisdictions approved in writing by the Licensor; and

WHEREAS, the Parties Amended and Restated the License Agreement on May 5, 2022, and again Amended and Restated the License Agreement on May 5, 2023; and

WHEREAS, the Amended and Restated License Agreement was further modified by the Parties via a series of letter agreements dated February 15, 2023 and August 25, 2023 (the License Agreement as amended and restated and modified by the letter agreements as specified above is referred to hereinafter as the “Amended and Restated License Agreement”); and

WHEREAS, GATC continues to be engaged in the use of artificial intelligence-assisted drug discovery, derisking and repurposing, utilizing its proprietary platform “MAT AI Platform”); and

WHEREAS, the Parties now desire to terminate the Amended and Restated License Agreement effective as of the Termination Date specified above.

NOW THEREFORE, in consideration of the mutual agreements and covenants set forth herein, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged and incorporating the recitals set forth above, the Parties hereby agree as follows:

AGREEMENT

1.Purpose. By way of this Termination Agreement, GATC and Client desire to completely terminate the Amended and Restate License Agreement as of the Termination Date, and acknowledge and agree that, as of the Termination Date, except as otherwise expressly set forth in Section 4 below, neither Party shall have any obligation or liability to the other in connection with the Amended and Restated License Agreement or any prior version thereof.

2.Termination of the Amended and Restated License Agreement. GATC and Client hereby terminate immediately, for mutual convenience, the Amended and Restated License Agreement and any amendments, letter agreements, and/or addenda pertaining thereto. Effective as of the

Termination Date, neither Party shall have (except as otherwise expressly set forth in Sections 4, 5, 6, and 9 below) any obligation, responsibility, or liability to the other Party for any reason whatsoever in connection with the Amended and Restated License Agreement, including, but not limited to, any and all other past, present, or future payments, performance, or any other obligations under the Amended and Restated License Agreement, except as specified in this Termination Agreement.

3.Mutual Release. Effective as of the Termination Date, each Party releases and forever discharges the other Party and all of its employees, agents, successors, assigns, legal representatives, affiliates, directors and officers from and against any and all actions, claims, suits, demands, payment obligations or other obligations or liabilities of any nature whatsoever, whether known or unknown, which such Party or any of its employees, agents, successors, assigns, legal representatives, affiliates, directors and officers have had, now have or may in the future have directly or indirectly arising out of (or in connection with) the Amended and Restated License Agreement, including activities undertaken pursuant to the Amended and Restated License Agreement.

4.Payment of Balance Owed. In consideration of the termination of the Amended and Restated License Agreement and the release of all obligations thereunder, Client shall pay GATC the full amount of the balance owed under the Amended and Restated License Agreement of Twelve Thousand, Five Hundred Dollars ($12,500.00) within ten (10) business days after the Termination Date (“Balance Payment”).

5.Entire Agreement. This Termination Agreement is the entire agreement between the Parties regarding the subject matter contained herein. It supersedes, and its terms govern, all prior proposals, agreements, or other communications between the Parties, oral or written, regarding the subject matter contained herein. This Termination Agreement shall not be modified or amended unless done so in a writing signed by authorized representatives of both Parties. The terms of this Termination Agreement shall take precedence in the event of any conflict with terms of any other agreement between the Parties in relation to the termination of the Amended and Restated License Agreement.

6.Applicable Law. This Termination Agreement shall be governed and construed by the laws of the United States and the laws of the State of California without regard to its conflict of law provisions and excluding the United Nations Convention on Contracts for the International Sale of Goods the application of which is expressly excluded. Both Parties agree to submit to the jurisdiction of the state and federal courts located in Orange County, California.

7.Survival of Terms. Notwithstanding language of termination herein, Sections 4 through 8 and Sections 10 through 15 of the Amended and Restated License Agreement shall survive the termination of that agreement pursuant to this Termination Agreement.

8.Counterparts; Copies. This Agreement may be signed in two counterparts which together will form a single agreement as if both Parties had executed the same document. Signed copies of this Agreement sent via facsimile will be deemed binding to the same extent as original documents.

IN WITNESS WHEREOF, the Parties hereto have executed this Termination Agreement as of the date first above written.

GATC HEALTH CORPAI NATURALS

/s/ Jeff Moses/s/ Eric Mathur

Jeff Moses, Authorized OfficerEric Mathur, President